Exhibit 99.1

Freightos Announces Record Transactions for Fourth Quarter of 2023 and Date of Fourth Quarter and Full Year Earnings Release

January 16, 2024 – Jerusalem /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading, vendor-neutral booking and payment platform for the international freight industry, today reported preliminary Q4 2023 Key Performance Indicators.

	Actuals*	Management’s Expectations	Actuals*	Management’s Expectations
	Q4 2023	Q4 2023	FY 2023	FY 2023

# Transactions (‘000)	286.9	273.0 - 287.0	1,024.7	1,010.5 - 1,021.5
Year over Year Growth	36%		53%
GBV ($m)	187.5	$163.5 - $175.0	671.7	$647.5 - $659.0
Year over Year Growth	10%		10%

*Numbers are preliminary and subject to change with the full earnings release

The fourth quarter of 2023 was another quarter of strong performance by Freightos. With 286.9 thousand transactions, Q4 was the 16th consecutive quarter of record #Transactions booked on Freightos’ platform, bringing full year transactions to surpass the significant one million transaction milestone, exceeding management expectations for the year. The 36% #Transactions growth from Q4 2022 reflects the ongoing digitalization and platformification of the global freight industry. In 2023, Freightos confirmed itself as a leading platform by powering over a million real-time global freight-rate comparison, booking, and shipment management transactions.

Gross Booking Value (GBV) exceeded management expectations, increasing in the fourth quarter 10% year-on-year as strong #Transactions growth compensated for the reduced freight rates that prevailed in the market for most of the quarter. While disruption to shipping in the Red Sea did drive a rate increase, this only came in the final days of the year.

The sustained #Transactions growth is fueled by the marketplace flywheel dynamics, as buyer and seller growth bring additional supply and demand which in turn attract additional buyers and sellers. During the fourth quarter, the number of Unique Buyer Users reached 17.6 thousands, up approximately 12% compared to Q4 2022. The number of sellers also increased during the quarter, with carriers selling on the platform reaching 45 in Q4 2023, compared to 35 in Q4 2022.

Conference Participation

Freightos' management will participate at the Needham Growth Conference today, January 16, 2024. A link to the live webcast of the presentation at 8:00 a.m. EST, and to the replay thereafter, is available here: https://wsw.com/webcast/needham134/register.aspx?conf=needham134&page=crgo&url=https://wsw.com/webcast/needham134/crgo/2243758

Q4 2023 Earnings Call

Financial results for the fourth quarter of 2023 and outlook for the first quarter and full year of 2024 will be reported before markets open on February 26, 2024. Information about Freightos' financial results, including a link to the live webcast, will be available on Freightos' investor relations website at https://www.freightos.com/investor-news/.

Freightos' management will host a webcast and conference call to discuss the results that morning at 8:30 a.m. EST.

To participate in the call, please register at the following link:

https://freightos.zoom.us/webinar/register/WN_2GO5J16IQNiw3KBf9-Befw

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast will be available on Freightos' Investor Relations website following the call, as well as the call’s transcript.

Definitions

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

Certain amounts, percentages and other figures included in this press release have been subject to rounding adjustments and therefore may not sum.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

ir@freightos.com

About Freightos

Freightos® (NASDAQ: CRGO) operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, More information is available at freightos.com/investors.